Exhibit 99.1

ASX ANNOUNCEMENT
21 May 2026

Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Results of 2026 Annual General Meeting

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), the results of the resolutions put to shareholders at today’s ioneer Ltd Annual General Meeting are included in the attached document.

All resolutions put to the meeting were carried by way of a poll. All resolutions were carried. Details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

This announcement was authorised for release by the Company Secretary of ioneer Ltd.

Olga Smejkalova
Company Secretary
ioneer Ltd

—ENDS—

ioneer Ltd
Annual General Meeting
Thursday, 21 May 2026
Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result	If s250U applies
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1. To Adopt the Remuneration Report	Ordinary	539,146,734	176,585,208	42,431,395	686,689	584,777,434	177,288,508	814,699	Carried	NO
		71.11%	23.29%	5.60%		76.74%	23.26%
2. Re-Election of Rose McKinney-James as a Non-Executive Director	Ordinary	676,611,540	116,888,207	115,211,831	740,531	795,725,976	116,888,207	868,541	Carried	NA
		74.46%	12.86%	12.68%		87.19%	12.81%
3. Re-Election of James D. Calaway as Executive Director	Ordinary	610,022,394	183,490,093	115,217,331	722,291	729,142,330	183,490,093	850,301	Carried	NA
		67.13%	20.19%	12.68%		79.89%	20.11%
4. Approval of issue of Performance Rights to James D. Calaway in lieu of Directors’ fees	Ordinary	665,955,736	70,638,483	107,115,026	65,738,864	776,973,367	70,638,483	65,866,874	Carried	NA
		78.93%	8.37%	12.70%		91.67%	8.33%
5. Approval of issue of Performance Rights to Alan Davies in lieu of Directors’ fees	Ordinary	742,330,903	46,324,769	115,312,789	5,479,648	861,546,297	46,324,769	5,607,658	Carried	NA
		82.12%	5.12%	12.76%		94.90%	5.10%
6. Approval of issue of Performance Rights to Rose McKinney-James in lieu of Directors’ fees	Ordinary	746,611,352	46,303,269	113,650,529	2,080,699	864,164,486	46,303,269	2,208,709	Carried	NA
		82.28%	5.10%	12.53%		94.91%	5.09%
7. Approval of issue of Performance Rights to Margaret R. Walker in lieu of Directors’ fees	Ordinary	745,794,832	46,327,529	114,442,789	2,886,959	864,140,226	46,327,529	3,014,969	Carried	NA
		82.27%	5.11%	12.62%		94.91%	5.09%
8. Approval of issue of Performance Rights to Timothy R. Woodall in lieu of Directors’ fees	Ordinary	746,619,852	46,278,769	114,492,789	2,060,699	865,015,246	46,278,769	2,188,709	Carried	NA
		82.28%	5.10%	12.62%		94.92%	5.08%
9. Ratification of prior issue of Shares to Placement Participants	Ordinary	644,166,205	49,198,128	115,284,331	100,643,445	763,349,841	49,201,428	100,771,455	Carried	NA
		79.66%	6.08%	14.26%		93.94%	6.06%
10. Contingent resolution to spill the Board (Conditional Resolution)	Ordinary	182,548,727	505,454,308	44,255,332	26,591,659					NA
		24.93%	69.03%	6.04%		NOT REQUIRED

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.